United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Tempus AI, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

71535D106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71535D106	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons Red Sky Ventures LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,560,249
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,560,249

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,560,249
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 71535D106	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Kimberly Jo Keywell
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,560,249
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,560,249

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,560,249
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.9%
12	Type of Reporting Person IN

CUSIP No. 71535D106	Schedule 13G	Page 3 of 6

ITEM 1.	(a)	Name of Issuer:

Tempus AI, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

600 West Chicago Avenue, Suite 510, Chicago, IL 60654

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Red Sky Ventures LLC (“Red Sky”)

Kimberly Jo Keywell

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 1001 Green Bay Road, Suite 146, Winnetka, IL 60093.

(c)	Citizenship of each Reporting Person is:

Red Sky is organized under the laws of the state of Delaware. Ms. Keywell is a citizen of the United States.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

71535D106

ITEM 3.

Not applicable.

CUSIP No. 71535D106	Schedule 13G	Page 4 of 6

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of shares of Class A Common Stock as of the date hereof, based upon 152,401,894 shares of Class A Common Stock outstanding as of November 4, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Red Sky Ventures LLC	16,560,249	10.9%	0	16,560,249	0	16,560,249
Kimberly Jo Keywell	16,560,249	10.9%	0	16,560,249	0	16,560,249

Red Sky is the record holder of the shares of Class A Commoon Stock reported herein. Ms. Keywell is the sole member and manager of Red Sky. As a result, Ms. Keywell may be deemed to share beneficial ownership of the shares of Class A Common Stock directly held by Red Sky.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 71535D106	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 12, 2024

Red Sky Ventures LLC

		By:	/s/ Kimberly Jo Keywell
		Name:	Kimberly Jo Keywell
		Title:	President

Kimberly Jo Keywell

/s/ Kimberly Jo Keywell

CUSIP No. 71535D106	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.